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                                 (UNILAB LOGO)

                                                                JANUARY 21, 2003

Dear Unilab Stockholder:

     I am writing to inform you that Unilab Corporation and Quest Diagnostics have amended the terms of their existing merger agreement. As you are aware, pursuant to the merger agreement, which was announced in April 2002, Quest Diagnostics, through a wholly-owned subsidiary, previously commenced an offer to purchase each outstanding share of Unilab common stock. The terms of that offer have now changed. Pursuant to the amended terms of the merger agreement, Unilab stockholders now have the right to elect to receive either 0.3424 of a share of Quest Diagnostics common stock or $19.10 in cash for each Unilab share tendered in the offer, rather than 0.3256 of a share of Quest Diagnostics common stock or $26.50 in cash that was payable pursuant to the offer before the merger agreement was amended.

     In addition, pursuant to the amended merger agreement, both the aggregate amount of cash and stock that Unilab stockholders may receive in the offer and merger are subject to pro rata reduction because there are limits on the number of Unilab shares that may be exchanged for cash and on the total number of Quest Diagnostics shares that can be issued in the offer and merger. In the amended exchange offer and the merger, not more than 41.62% of the Unilab shares outstanding immediately prior to consummation of the offer may be exchanged for cash. In addition, Quest Diagnostics will not issue more than 8.5 million shares of common stock in the transaction (including shares reserved for issuance of Unilab options outstanding at the consummation of the merger); based on this amount, not more than approximately 66% of the outstanding Unilab shares may be converted into Quest Diagnostics shares in the offer and the merger.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE AMENDED TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND HAS DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE AMENDED MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF UNILAB AND ITS STOCKHOLDERS. THE UNILAB BOARD RECOMMENDS THAT UNILAB STOCKHOLDERS ACCEPT THE OFFER ON THE AMENDED TERMS AND TENDER THEIR SHARES OF UNILAB COMMON STOCK PURSUANT TO THE AMENDED OFFER.

     In arriving at its recommendation, the Unilab Board of Directors gave careful consideration to a number of factors which are described in the attached amendment to the Solicitation/Recommendation Statement on Schedule 14D-9. You should read these factors, as well as all of the other information contained in the attached document, in their entirety.

     Accompanying this letter and solicitation/recommendation statement is Quest Diagnostics' prospectus supplement, dated January 21, 2003, together with a revised letter of election and transmittal that may be used to tender your shares or change your previous election. These documents set forth the amended terms and conditions of the offer and the merger and include additional important information. We urge you to read these materials carefully. If you need assistance concerning the offer or have other questions, please contact the information agent for the offer, Georgeson Shareholder Communications Inc., at its address or telephone number appearing on the front cover of the prospectus supplement.

     On behalf of the Board of Directors and management of Unilab, we thank you for your continuing support.

                                          Sincerely,

                                          (/s/ Robert E. Whalen)
                                          Robert E. Whalen
                                          Chairman, President and
                                          Chief Executive Officer